Mail Stop 4561

August 19, 2008

Kevin Kelly
President
Patient Portal Technologies, Inc.
8276 Willett Parkway
Baldwinsville, NY 13027

      **Re:    Patient Portal Technologies, Inc.**
            **Form 8-K filed March 31, 2008**
            **Form 8-K/A filed August 8, 2008**
            **File No. 000-53145**

Dear Mr. Kelly:

We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief